Exhibit 99.2

INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

F-1

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	June 30,	December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Assets:
Current Assets
Cash	$9,687,716	$7,402,890
Accounts receivable	38,646,165	25,125,851
Derivative assets	118,055	28,776
Prepayments and other current assets	18,233,109	19,317,189
Tax recoverable	445,846	252,209
Total current assets	67,130,891	52,126,915

Property, plant and equipment, net	835,513	996,512
Right-of-use lease assets, net	253,451	338,481

Total assets	$68,219,855	$53,461,908

Liabilities and Shareholders’ Equity:
Liabilities
Current liabilities
Accounts payable	$43,684,689	$27,452,815
Accrued expenses and other current liabilities	574,885	343,813
Short-term lease liabilities	186,490	177,761
Total current liabilities	44,446,064	27,974,389

Long-term lease liabilities	100,176	194,373
Total liabilities	44,546,240	28,168,762

Commitment and contingencies	-	-

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 25,000,000 shares issued and outstanding as of June 30, 2024, and December 31, 2023	2,500	2,500
Additional paid-in capital	12,536,087	12,536,087
Retained earnings	11,226,987	12,761,088
Total shareholders’ equity	23,765,574	25,299,675
Non-controlling interests in subsidiaries	(91,959)	(6,529)
Total liabilities and shareholders’ equity	$68,219,855	$53,461,908

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in U.S. dollars, except for the number of shares)

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)

Revenue	$277,231,636	$191,955,811
Cost of revenue	274,516,018	187,949,993

Gross profit	2,715,618	4,005,818

Operating expenses:
Selling and distribution	1,234,200	601,149
General and administrative	2,883,164	1,909,922
Total operating costs and expenses	4,117,364	2,511,071

(Loss) / income from operations	(1,401,746)	1,494,747

Other (income) expense:
Interest expense, net	227,752	116,434
Currency exchange gain	(10,172)	(21,818)

Total other expenses	217,580	94,616

Income before provision for income taxes	(1,619,326)	1,400,131
Provision for income taxes	205	246,686
Net (loss) / income	$(1,619,531)	$1,153,445

Comprehensive (loss) / income	$(1,619,531)	$1,153,445

Attributable to:
Equity holders of the Company	$(1,534,101)	$1,153,445
Non-controlling interests	$(85,430)	$-
	(1,619,531)	1,153,445

Basic and diluted earnings per ordinary share	$(0.06)	$0.05

Weighted average number of ordinary shares outstanding - basic and diluted	25,000,000	25,000,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except for the number of shares)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Retained earnings	Total shareholders’ equity
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Balance as of December 31, 2022	21,250,000	$2,125	$488,198	$11,621,862	$12,112,185

Issuance of new ordinary shares	3,750,000	375	12,047,889		12,048,264

Net income	-	-	-	1,153,445	1,153,445

Balance as of June 30, 2023	25,000,000	$2,500	$12,536,087	$12,775,307	$25,313,894

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Retained earnings	Non- Controlling interests	Total shareholders’ equity
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Balance as of December 31, 2023	25,000,000	$2,500	$12,536,087	$12,761,088	$(6,529)	$25,293,146

Net loss	-	-	-	(1,534,101)	(85,430)	(1,619,531)

Balance as of June 30, 2024	25,000,000	$2,500	$12,536,087	$11,226,987	$(91,959)	$23,673,615

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Cash Flows from operating activities:
Net (loss) / income	$(1,619,531)	$1,153,445
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	178,414	76,679
Depreciation of right-of-use assets	85,030	61,740
Change in fair value of derivatives	(89,279)	(100,658)
Changes in operating assets and liabilities
Accounts receivable	(13,520,314)	(12,482,919)
Prepayments and other current assets	1,084,081	(11,035,107)
Accounts payable	16,231,874	15,063,701
Accrued expenses and other liabilities	231,070	17,919
Lease liabilities	(85,467)	(61,593)
Taxes payable	(193,637)	69,921

Net cash provided by (used in) operating activities	2,302,241	(7,236,872)

Cash flows from investing activities:
Purchase of property, plant and equipment	(17,415)	(541,750)
Net cash used in investing activities	(17,415)	(541,750)

Cash flows from financing activities:
Proceeds from issuance of new ordinary shares	-	13,176,716
Net cash provided by financing activities	-	13,176,716

Net increase in cash	2,284,826	5,398,094
Cash at the beginning of the period	7,402,890	5,032,890
Cash at the end of the year	$9,687,716	$10,430,984

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the period for:
Interest	$245,565	$138,086
Income taxes	$193,841	$176,765

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-5

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, unless stated otherwise)

1. Organization and Principal Business

CBL International Limited (“CBL International”) was incorporated on February 8, 2022 in the Cayman Islands. CBL International is a holding company without any operations and it wholly owns Banle International Group Limited (“Banle BVI”) which was incorporated in the British Virgin Islands (collectively, the “Company”).

The Company is a marine fuel logistics company providing a one-stop solution for vessel refueling in the Asia Pacific, Europe and other regions. As a bunkering facilitator, the Company expedites vessel refueling between ship operators and local physical distributors/traders of marine fuel through physical suppliers. The Company purchases marine fuel from its physical suppliers and arranges its suppliers to deliver marine fuel to its customers, including container liner operators, bulk carriers and tankers.

A reorganization of the Company’s legal entity structure was completed in August 2022. The reorganization involved the incorporation of CBL International in February 2022, and the acquisition of Banle BVI by CBL International in August 2022. This transaction was treated as a recapitalization of the Company under common control and the financial statements give a retroactive effect to this transaction.

Banle BVI was set up in July 2020 with 50,000 shares at $1.00 per share issued to Mr. Teck Lim Chia (“ Mr. Chia”). In February 2021, Banle BVI issued 490,323 shares in total, of comprised 304,000 shares to CBL (Asia) Limited (“CBL (Asia)”) and 186,323 shares to Straits Energy Resources Berhad (“Straits”). The 50,000 shares originally issued to Mr. Chia were surrendered and cancelled at the same time.

CBL International was incorporated in the Cayman Islands with limited liability in February 2022, by issuing and allotting 50,000 shares at par value of $0.01 per share to Mr. Chia. In March 2022, each issued and unissued share was subdivided into 100 shares. Each share par value was reduced to $0.0001, and the authorized share capital was amended to 500,000,000 shares with $0.0001 par value per share. The number of shares held by Mr. Chia increased from 50,000 to 5,000,000 with a par value of $0.0001 each.

In August 2022, CBL (Asia) and Straits, as vendors, and CBL International, as purchaser, entered into a sale and purchase agreement, pursuant to which CBL International acquired the entire issued share capital of Banle BVI from its existing shareholders, CBL (Asia) and Straits, in consideration of which CBL International issued and allotted 13,175,000 shares and 8,075,000 shares, credited as fully paid, to CBL (Asia) and Straits, respectively. Upon completion of issuance and allotment of the shares to CBL (Asia) and Straits, the 5,000,000 shares of CBL International issued to Mr. Chia were surrendered and cancelled; and CBL International became the 100% shareholder of Banle BVI and itself being owned 62% by CBL (Asia) and 38% by Straits.

On March 23, 2023, the Company consummated the initial public offering of 3,325,000 ordinary shares, par value of $0.0001 per share at a price of $4.00 per share (the “Offering”), The Company’s underwriters exercised their over-allotment option in part for an additional 425,000 ordinary shares on March 27, 2023 (“Over-allotment Option”). The Over-allotment Option was closed with the Offering. Upon completion of the Offering, the ordinary share capital of the Company became $2,500, representing 25,000,000 shares of $0.0001 par value.

The total number of ordinary shares issued and outstanding as of June 30, 2023 was 25,000,000 shares. The Company’s ordinary shares began trading on the Nasdaq Capital Market on March 23, 2023 under the ticker symbol “BANL”.

Upon completion of issuance of the shares under the Offering, CBL International is effectively owned 52.7% by CBL (Asia), 32.3% by Straits and 15.0% by public shareholders.

F-6

The companies of the Group are listed as follows:

Entity Name	Place of Incorporation	Percentage of ownership	Principal activities
CBL International Limited	Cayman Islands	Parent	Ultimate holding Company
Banle International Group Limited (“Banle BVI”)	British Virgin Islands	100% by CBL International	Investment holding
Banle International Marketing Limited	Labuan, Malaysia	100% by Banle BVI	Marketing service
Banle International (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	100% by Banle BVI	Sales and distribution of marine fuel
Banle Energy International Limited (“Banle HK”)	Hong Kong	100% by Banle BVI	Sales and distribution of marine fuel
Reliance (China) Limited	Hong Kong	100% by Banle HK	Business management
Banle International (China) Limited (“Banle China”)	Hong Kong	100% by Banle BVI	Investment holding
Majestic Energy (Shenzhen) Co. Limited	PRC	100% by Banle China	Investment holding (Dormant)
Majestic Energy (Singapore) Pte Limited	Singapore	100% by Banle BVI	Sales and distribution of marine fuel
Banle International (Europe) Limited (“Banle Europe”)	Ireland	100% by Banle BVI	Business management
Banle International (Ireland) Limited	Ireland	55% by Banle Europe	Sales and distribution of marine fuel

2. Basis of Presentation, New Accounting Standards, and Significant Accounting Policies

The Unaudited Condensed Consolidated Financial Statements and related notes include all the accounts of the Company and its wholly owned subsidiaries. The Unaudited Condensed Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), for the purposes of filing the 2024 Interim Report on Form 6-K (“2024 6-K Report”). Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. However, except as disclosed herein, there has been no material change in the information disclosed in the Notes included in our 2023 Annual Report on Form 20-F (“2023 20-F Report”). All intercompany transactions have been eliminated in consolidation.

The information included in this 2024 6-K Report should be read in conjunction with the Consolidated Financial Statements and accompanying Notes included in our 2023 20-F Report. Certain amounts in the Unaudited Condensed Consolidated Financial Statements and accompanying Notes may not add due to rounding; however, all percentages have been calculated using unrounded amounts.

Use of Estimates and Judgements

The preparation of the Group’s unaudited interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

New Accounting Standards

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended Dec 31, 2023, except for the adoption of new standards effective as of March 1, 2024. The adoption of new standards does not have an impact on the interim condensed financial statements to the Group. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

F-7

3. Accounts Receivable

Accounts receivable represent trade receivables from customers. We extend credit to our customers on an unsecured basis. Our exposure to credit losses depends on the financial conditions of them and macroeconomic factors beyond our controls, such as global economic conditions or adverse impacts in the industries we serve, changes in oil prices and political instability. The health of our accounts receivable is continuously monitored, taking into consideration both changes in our customers’ financial conditions and macroeconomic events. We adjust credits limits based upon payment history and creditworthiness of our customers. Because we extend credit on an unsecured basis to most of customers, there is possibility that any accounts receivable not collected may ultimately need to be written off.

The Company had accounts receivable of approximately $38,646,165 and $25,125,851 as of June 30, 2024 and December 31, 2023, respectively, of which accounts receivable from the top five customers accounted for approximately $26,638,727 and $14,487,032 As of June 30, 2024 and December 31, 2023 representing approximately 68.9% (the largest of which accounted for 27.9%) and 57.7% (the largest of which accounted for 15.6%) of total accounts receivable, respectively. The Company has no allowance for doubtful accounts as of June 30, 2024, and December 31, 2023 and no bad debt expense for the six months then ended.

The Group was offered certain factoring facilities with a commercial bank to purchase certain accounts receivable on a non-recourse basis. As invoices were factored with the bank, they were not recorded as accounts receivable in the Company’s consolidated financial statements. As of June 30, 2024, the Company sold accounts receivable of $11,632,225 ($1,684,268 as of December 31, 2023) to the bank under such factoring arrangement, out of which, $9,305,781 ($1,626,345 as of December 31, 2023) has been received from the bank. Upon settlements from customers, the Company would receive $2,326,444 ($57,923 as of December 31, 2023) from the bank.

As of the reporting date, all accounts receivable as of June 30, 2024 have been collected.

4. Derivative Instruments

The Company values its derivative instruments using alternative pricing sources and market observable inputs, and accordingly the Company classifies the valuation techniques that use these inputs as Level 2.

The following table presents the gross fair value of the Company’s derivative instruments not designated as hedging instruments and their locations on the consolidated balance sheets:

	As of June 30, 2024 (Unaudited)
Derivative Asset	Level 1 input	Level 2 input	Level 3 input	Total fair value
Commodity contracts	$-	$118,055	$-	$118,055

	As of December 31, 2023 (Unaudited)
Derivative Asset	Level 1 input	Level 2 input	Level 3 input	Total fair value
Commodity contracts	$-	$28,776	$-	$28,776

The following table summarizes the gross notional values of the Company’s commodity contracts used for risk management purposes that were outstanding as of June 30, 2024, and December 31, 2023:

F-8

	As of June 30,		As of December 31,
Derivative Instruments	Units	2024	Units	2023
Commodity contracts
Long	Metric ton	4,700	Metric ton	16,750
Short	Metric ton	13,120	Metric ton	-

The following table presents the effect and financial statement location of the Company’s derivative instruments not designated as hedging instruments on the Company’s consolidated statements of income and comprehensive income:

The following are the amounts of realized and unrealized gain during the six months ended June 30, 2024 and 2023:

	Location	2024	2023
		(Unaudited)	(Unaudited)
Realized and unrealized gain from commodity contracts	Cost of revenue	$794,148	$239,452

5. Prepayment and other current assets

Prepayment and other current assets as of June 30, 2024, and December 31, 2023, consist of the following:

	As of June 30,	As of December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Prepayments	$594,475	$1,686,014
Deposit	17,638,634	17,631,175
Total	$18,233,109	$19,317,189

Prepayments as of June 30, 2024 principally represent advance payments to various service providers for services to be provided subsequently. Deposits of $17,549,000 were placed with suppliers to secure credit lines for the purchase of marine fuels.

6. Property, Plant and Equipment

The details of property and equipment are as follows:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)	(Unaudited)
Office equipment, furniture and fixtures	$595,009	$577,594
Less: accumulated depreciation and amortization	232,635	148,083
Office equipment, furniture and fixtures, net	$362,374	$429,511

During the six months ended June 30, 2024 and 2023, the Company recorded depreciation charges of approximately $85,000 and $54,000, respectively.

F-9

The details of motor vehicle are as follows:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)	(Unaudited)
Motor vehicle	$190,787	$190,787
Less: accumulated depreciation	121,670	112,455
Motor vehicle, net	$69,117	$78,332

During the six months ended June 30, 2024, and 2023, the Company recorded depreciation charges of approximately $9,000 and $15,000 respectively.

The details of computer software costs are as follows:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)	(Unaudited)
Computer software	$544,893	$544,893
Less: accumulated amortization	140,871	56,224
Computer software costs, net	$404,022	$488,669

During the six months ended June 30, 2024, and 2023, the Company recorded amortization charges related to computer software of approximately $85,000 and $7,000 respectively.

7. Interest Income and Interest Expense

The Group was offered certain factoring facilities with a commercial bank to purchase certain accounts receivable on a non-recourse basis. As of June 30, 2024 the factoring facilities were $15.2 million. As invoices were factored with the bank, they were not recorded as accounts receivable in the Company’s consolidated financial statements. As of June 30, 2024, accounts receivable factored were $9.3 million ($1.6 million as of December 31, 2023).

As of June 30, 2024, the unused portion of the financing facilities was approximately $5.9 million ($13.6 million as of December 31, 2023).

The interest rates under the factoring agreement range from 6.50% to 6.83% (2023: 5.49% to 6.88%) per annum.

The following table provides additional information about the Company’s interest income, interest expense and other financing costs, net for the six months ended June 30, 2024, and 2023:

	2024	2023
	(Unaudited)	(Unaudited)
Interest income	$17,813	$21,652
Interest expense on lease liabilities	(6,720)	(4,987)
Interest expense on factoring arrangement	(238,845)	(133,099)
Total	$(227,752)	$(116,434)

F-10

8. Commitments and Contingencies

Sales and Purchase Commitments

In our normal course of business, we from time to time, fix purchase commitments associated with our risk management program, as well as purchase contracts with our suppliers, under which we agreed to purchase a certain quantity of marine fuel at future market prices.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, and the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on its consolidated financial position, cash flows or results of operations. As of June 30, 2024, and December 31, 2023, the Company is not a party to any material legal or administrative proceedings and did not have any significant contingencies.

9. Income Taxes

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to any income tax.

Hong Kong

Under the two-tiered profit tax rate regime of Hong Kong Profits Tax, the first HK$2,000,000 (approximately $258,000), profits will be taxed at 8.25%, and profits above HK$2,000,000 will be taxed at 16.5%. For the six months ended June 30, 2024, and 2023, the Company had nil and $1,632,263, respectively, of income subject to the Hong Kong Profits Tax.

Malaysia

Malaysia Income Tax is calculated at 24% of the estimated assessable profits for the relevant year. For the six months ended June 30, 2024, and 2023, the Company had nil and $19,235, respectively, of income subject to the Malaysia Income Tax.

The income tax provision for the six months ended June 30, 2024, and 2023, consists of the following:

	2024	2023
	(Unaudited)	(Unaudited)
Current:
Hong Kong	$-	$242,070
Malaysia	205	4,616
Total	$205	$246,686

Deferred	-	-
Total	$205	$246,686

F-11

The following is a reconciliation of the Company’s total income tax expense to the income before income taxes for the six months ended June 30, 2024, and 2023, respectively.

	2024	2023
	(Unaudited)	(Unaudited)
(Loss) / income before provision for income taxes	$(1,619,326)	$1,400,131
Tax at the domestic income tax rate of 16.5%	(267,189)	231,022
Tax effect of Hong Kong graduated rates	-	(10,645)
Non-taxable gain	(14,731)	(16,609)
Foreign tax rate differentials	(7,888)	1,443
Non-deductible expenses for tax purposes	124,627	19,767
Unrecognized tax benefits	165,181	21,708
Prior year accrual	205	-
Income tax expense	$205	$246,686

10. Revenue Disaggregation

Geographic Information

The following table breaks down revenue for the six months ended June 30, 2024, and 2023, respectively by geographic location of the Company’s revenue. The geographical location is based on the locations at which the marine fuel is delivered to the customers.

Schedule of Revenue by Geographic Location	2024	2023
	(Unaudited)	(Unaudited)
China	$142,231,627	$102,789,336
Hong Kong	96,483,443	63,594,042
Malaysia	30,083,114	21,358,117
Singapore	6,429,651	2,989,753
South Korea	944,380	757,320
Others	1,059,421	467,243
Total:	$277,231,636	$191,955,811

Others includes primarily Vietnam, Belgium, and Mauritius.

The number for the six months ended June 30, 2023 have been reclassified.

11. Finance and Operating Leases

The Company leases offices. The leases are for periods of two to five years.

For the six months ended June 30, 2024, and 2023, the Company recognized the following total lease cost related to the Company’s lease arrangements:

F-12

	2024	2023
	(Unaudited)	(Unaudited)
Finance lease and operating lease costs	$91,751	$66,726
Expenses relating to short-term leases	5,857	5,510
Total lease cost	$97,608	$72,236

As of June 30, 2024, the Company’s remaining lease payments are as follows:

Schedule of Remaining Lease Payments	Leases
(Unaudited)
2024	$97,310
2025	163,550
2026	35,851
Total remaining lease payments (undiscounted)	296,711
Less: imputed interest	10,045
Present value of lease liabilities	$286,666

Supplemental balance sheet information related to leases:

Schedule of Supplemental Balance Sheet Information	Classification	As of June 30, 2024	As of December 31, 2023
		(Unaudited)	(Unaudited)
Assets:
Operating lease assets	Right-of-use lease assets	$253,451	$338,481
Operating leases
Lease Liability - current	Current liabilities – lease liabilities	$186,490	$177,761
Lease liability – non-current	Non-current liabilities – lease liabilities	$100,176	$194,373

Other information related to leases for the six months ended June 30, 2024 and 2023:

	2024	2023
	(Unaudited)	(Unaudited)
Weighted-average remaining lease term (years) - operating leases	1.65	1.3
Weighted-average discount rate - operating leases	3.2%	3.2%
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$-	$-
Operating cash flows from operating leases	$85,468	$61,594

F-13

12. Subsequent event

Subsequent to June 30, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) for a private placement (the “Private Placement”) with an accredited investor (the “Buyer”) on July 22, 2024, pursuant to which, the Buyer has agreed to purchase 2,500,000 Ordinary Shares of the Company of par value $0.0001 per share (the “Shares”) at a purchase price of $0.55 per share (the “Securities”).

Upon the closing of the Private Placement on August 22, 2024, the Shares were issued, and the Company received gross proceeds of approximately $1.375 million before deducting any offering expenses payable by the Company. The Private Placement enlarged the number of ordinary shares issued and outstanding as of August 22, 2024 from 25,000,000 to 27,500,000, and the ordinary share capital increased from $2,500 to $2,750. Accordingly, the excess of proceeds raised net of expenses and outgoings were credited to the additional paid-in capital. In this connection, the additional paid-in capital was increased from $12,536,087 to $13,880,837. It was intended that the net proceeds will be used to fund network development, alternative energy and biofuel supply development, future acquisitions as well as working capital and general corporate purposes.

F-14